Preliminary Terms To prospectus dated January 25, 2006, and Amendment No. 1 to prospectus supplement for leveraged index-linked securities dated July 25, 2007	Preliminary Terms No. 398 Registration Statement No. 333-131266 Dated September 28, 2007; Rule 433

Structured Investments	Morgan Stanley $ Buffered Return Enhanced Notes Linked to the FTSETM 100 Index due October 20, 2008
General
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The notes are designed for investors who seek a return of twice the appreciation of the FTSETM 100 Index up to a maximum total return on the notes of 12.60% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing October 20, 2008†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about October 5, 2007 and are expected to settle on or about October 11, 2007.

Key Terms
Index:	The FTSETM 100 Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 12.60%*.  For example, if the Index Return is more than 6.30%, you will receive the Maximum Total Return on the notes of 12.60%*, which entitles you to a maximum payment at maturity of $1,126 for every $1,000 principal amount note that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 2)]
*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 12.60%.

Your principal is protected against up to a 10% decline of the Index at maturity.  If the Ending Index Level declines from the Initial Index Level by 10% or less, you will receive the principal amount of your notes at maturity.
If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	October 9, 2008, October 10, 2008, October 13, 2008, October 14, 2008 and October 15, 2008
Maturity Date†:	October 20, 2008
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617446U98

†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 4 of these preliminary terms.
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for leveraged index-linked securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for leveraged index-linked securities and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for leveraged index-linked securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$	$
Total	$	$	$

(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forego any fees.
(2)	Please see "Supplemental Plan of Distribution" in these preliminary terms for information about fees.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent
September 28, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read these preliminary terms together with the prospectus dated January 25, 2006, as supplemented by Amendment No. 1 to the prospectus supplement for leveraged index-linked securities dated July 25, 2007.  These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Amendment No. 1 to Prospectus Supplement for Leveraged Index-Linked Securities dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/895421/000095010307001901/dp06401e_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in these preliminary terms are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Index Level of 6,000 and a Maximum Total Return on the notes of 12.60%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
10800.00	80.00%	12.60%
9900.00	65.00%	12.60%
9000.00	50.00%	12.60%
8400.00	40.00%	12.60%
7500.00	25.00%	12.60%
6600.00	10.00%	12.60%
6378.00	6.30%	12.60%
6150.00	2.50%	5.00%
6060.00	1.00%	2.00%
6000.00	0.00%	0.00%
5400.00	-10.00%	0.00%
4800.00	-20.00%	-11.11%
4200.00	-30.00%	-22.22%
3600.00	-40.00%	-33.33%
3000.00	-50.00%	-44.44%
2400.00	-60.00%	-55.56%
1800.00	-70.00%	-66.67%
1200.00	-80.00%	-77.78%
600.00	-90.00%	-88.89%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 6,000 to an Ending Index Level of 6,300.  Because the Ending Index Level of 6,300 is greater than the Initial Index Level of 6,000 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 12.6%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 6,000 to an Ending Index Level of 5,400.  Because the Ending Index Level of 5,400 is less than the Initial Index Level of 6,000 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 6,000 to an Ending Index Level of 6,900.  Because the Index Return of 15% multiplied by 2 exceeds the hypothetical Maximum Total Return of 12.6%, the investor receives a payment at maturity of $1,126 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 6,000 to an Ending Index Level of 4,800.  Because the Ending Index Level of 4,800 is less than the Initial Index Level of 6,000 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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APPRECIATION POTENTIAL– The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 12.60%, or $1,126 for every $1,000 principal amount note.  The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 12.60%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS– Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%.  If the Ending Index Level declines by more than 10% of the Initial Index Level, for every 1% decline of the Index below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

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DIVERSIFICATION AMONG EQUITIES OF THE FTSETM 100 INDEX – The FTSETM 100 Index, which is calculated, published and disseminated by FTSE International Limited (“FTSE”), is a free float adjusted index which measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange Plc.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—FTSETM 100 Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

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CAPITAL GAINS TAX TREATMENT– You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes.  You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS– The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Index Level below the 10% Buffer Amount as compared to the Initial Index Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN– If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the stated principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 12.60%.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS– As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the FTSETM 100 Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY– While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index.  Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES— Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

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LACK OF LIQUIDITY– The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

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POTENTIAL CONFLICTS– We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE— If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the FTSETM 100 Index based on the weekly Index closing levels from January 4, 2002 through September 21, 2007.  The Index closing level on September 26, 2007 was 6,433.00.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Ending Index Level will be the Bloomberg page “UKX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the FTSETM 100 Index

License Agreements

License Agreement between FTSE International Limited and Morgan Stanley.  “FTSETM” and “FootsieTM” are trademarks of London Stock Exchange Plc (“LSE”) and the Financial Times Limited (“FT”) and are used by FTSE International Limited under license.  See “Underlying Indices and Underlying Index Publishers Information—FTSETM 100 Index—License Agreement between STOXX Limited and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

ERISA

Your purchase of a Note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the prospectus supplement for leveraged index-linked securities.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount note.